Exhibit 7.1

Santander UK plc

Computation of Ratio of Earnings to Fixed Charges

(i) Excluding interest on retail deposits

	Six months ended 30 June
	2014 £m	2013 £m

Profit on continuing operations before tax	545	461

Fixed charges: interest expense (B) (1)	627	750

Earnings before taxes and fixed charges (A)	1,172	1,211

Ratio of earnings to fixed charges (A/B)	187	161

(ii) Including interest on retail deposits

	Six months ended 30 June
	2014 £m	2013 £m

Profit on continuing operations before tax	545	461

Fixed charges: interest expense (B) (1)	1,748	2,233

Earnings before taxes and fixed charges (A)	2,293	2,694

Ratio of earnings to fixed charges (A/B)	131	121

Note:

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.